FIRST BANKERS' BANC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and Cash Equivalents	$	244,330
Deposit with Clearing Organization		100,000
Receivables		62,186
Securities Owned, at Fair Value		20,773,338
Fixed Assets, Net		14,474
Goodwill		5,800,000
Income Taxes Receivable		266,145
Prepaid and Other Assets		353,818
Total Assets	$	27,614,291

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to Clearing Organization	$	11,569,000
Deferred Tax Liability		18,859
Note Payable - Related Party		5,000,000
Accounts Payable and Accrued Expenses		1,046,482
Total Liabilities		17,634,341

STOCKHOLDER'S EQUITY

Common Stock, $1 Par Value, 1,000 Shares Authorized, Issued and Outstanding	1,000
Additional Paid-In Capital	8,785,160
Retained Earnings	1,193,790
Total Stockholder's Equity	9,979,950
Total Liabilities and Stockholder's Equity	$ 27,614,291

See accompanying Notes to Statement of Financial Condition.